UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

SCOR HOLDING (SWITZERLAND) LTD
(formerly known as Converium Holding AG)
(Name of Issuer)

Registered Shares
(Title of Class of Securities)

7248256
(Cusip Number)

François de Varenne
Chief Operating Officer
SCOR SE
1, avenue du Général de Gaulle
92 074 Paris – La Défense Cedex
France
Tel. No.: + 33 1 46 98 00 00
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

October 25, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,839,990
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 143,839,990
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,839,990
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.06%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC; CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SCOR Global P&C SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,400,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IRP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF IRELAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,800,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,800,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 9 amends and supplements the Statement on Schedule 13D filed with the Commission on February 20, 2007, as amended on February 26, 2007, April 27, 2007, May 11, 2007, July 10, 2007, July 13, 2007, July 27, 2007, August 2, 2007 and September 13, 2007 (the “Schedule 13D”), by SCOR SE, a societas europaea organized under the laws of the Republic of France (“SCOR”), SCOR Global P&C SE, a societas europaea organized under the laws of the Republic of France and a wholly-owned subsidiary of SCOR (“SCOR Global P&C”), and IRP Holdings Limited, a single member private company limited by shares organized under the laws of the Republic of Ireland and a wholly-owned subsidiary of SCOR (“IRP” and, together with SCOR and SCOR Global P&C, the “Reporting Persons”), with respect to the registered shares, par value CHF 5 per share (the “Shares”), of SCOR Holding (Switzerland) AG (formerly know as Converium Holding AG), a corporation organized under the laws of Switzerland (the “Issuer”). The principal executive offices of the Issuer are located at General Guisan-Quai 26, CH-8002, Zurich, Switzerland. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration
Since September 13, 2007, SCOR purchased 760,626 Shares, including 13,800 American Depositary Shares (“ADS”) with each ADS representing one half of a Share, in a series of open market transactions and in one delivery against payment transaction for the Issuer’s treasury Shares using SCOR’s internal funds.  SCOR paid a total of approximately $13.81 million (CHF 16.2 million) to acquire such Shares.

Item 4. Purpose of Transaction
As described in Item 5, the Reporting Persons hold in excess 98% of the Issuer’s voting rights.  SCOR is therefore entitled, according to Swiss laws and regulations, to file a cancellation action (the “Cancellation”) to seek a court-ordered cancellation of the remaining Shares not owned by the Reporting Persons.  SCOR has filed the Cancellation on October 25, 2007. In the context of and upon effectiveness of the Cancellation in approximately three months, all of the Shares not owned by the Reporting Persons will be cancelled in exchange for payment of consideration consisting of the same combination of cash and shares as offered in the Swiss public tender offer of SCOR published on April 5, 2007, as amended on June 12, 2007, and the Issuer will re-issue the cancelled  Shares to SCOR. As a result of the Cancellation, the Issuer is expected to apply for the delisting of its shares from the SWX Swiss Exchange and of its ADSs from the New York Stock Exchange as well as the deregistration of its securities and termination of its reporting requirements under the US Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer
Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a)           Since September 13, 2007, SCOR purchased 760,626 Shares, including 13,800 ADSs, in a series of open market transactions and in one delivery against payment transaction for the Issuer’s treasury Shares.  Added to the 48,320,350 Shares owned by the Reporting Persons prior to the Offer, the 92,969,353 Shares tendered into the Offer and the 1,789,661 Shares purchased between August 2, 2007 and September 13, 2007, the Reporting Persons own an aggregate of 143,839,990 Shares constituting approximately 98.06% of the outstanding Shares.

(c)           Schedule A annexed hereto lists all transactions in the Shares made by the Reporting Persons since the filing of Amendment No. 8 to the Schedule 13D on September 13, 2007.  All of such transactions were effected in the open market and in one delivery against payment transaction.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 25, 2007

SCOR SE

By:	/s/ Denis Kessler______________________
Name: Denis Kessler
Title: Chairman and Chief Executive Officer

SCOR Global P&C SE

By:	__/s/ Denis Kessler______________________
Name: Denis Kessler
Title: Chairman

IRP Holdings Limited

By:	__/s/ Patrick Thourot____________________
Name: Patrick Thourot
Title: Chairman

SCHEDULE A

SCOR SE TRANSACTIONS IN THE SHARES SINCE SEPTEMBER 13, 2007

Date of Purchase	Aggregate Number of Shares Purchased (1)	Average Price Per Share (2)
14.9.2007	44,936	20.4792
17.9.2007	97,500	20.45821
18.9.2007	7,174	20.70649
19.9.2007	26,525	20.89775
20.9.2007	24,421	20.98997
21.9.2007	9,611	21.23578
24.9.2007	5,554	21.48199
25.9.2007	185,296	21.59699
26.9.2007	15,560	21.50371
27.9.2007	51,427	21.48401
28.9.2007	17,629	21.57134
1.10.2007	4,515	21.55621
2.10.2007	18,485	21.57296
3.10.2007	17,563	21.56617
3.10.2007	2,000 (ADS)	$9.05
4.10.2007	19,290	21.59482
5.10.2007	7,640	21.5962
8.10.2007	19,029	21.59978
8.10.2007	11,800 (ADS)	$9.00
9.10.2007	37,577	21.5121
10.10.2007	2,081	21.55667
12.10.2007	2,086	21.60
16.10.2007	1,972	21.60
17.10.2007	3,028	21.60
18.10.2007	582	21.60
19.10.2007	5,418	21.60
22.10.2007	48,753	21.58978
23.10.2007	4,085	21.60
24.10.2007	46,608	21.60 (3)
24.10.2007	14,289	21.24551
25.10.2007	15,092	21.33372

(1)	Unless otherwise indicated, all transactions were open-market transactions.
(2)	Unless otherwise indicated, all prices were in Swiss Francs.
(3)	Delivery against payment transaction for SCOR Holding (Switzerland) Ltd. treasury shares.